Mail Stop 3010

September 21, 2009

VIA USMAIL and FAX (713) 354-2710

Mr. Dennis M. Steen
Chief Financial Officer, Senior Vice President – Finance and Secretary
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, Texas 77046

> **Re:** **Camden Property Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on February 19, 2009**
> **File No. 001-12110**

Dear Mr. Dennis M. Steen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant